SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: DoubleLine ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2002 North Tampa Street

Tampa, FL 33602

Telephone Number (including area code): (213) 633-8200

Name and address of agents for service of process:

Earl A. Lariscy

DoubleLine ETF Trust

2002 North Tampa Street

Tampa, FL 33602

Copy to:

John J. O’Brien

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒                No ☐

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SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, and the State of California, on the 4th day of October, 2021.

DOUBLELINE ETF TRUST (Name of Registrant)

By:	/S/ Earl A. Lariscy
Name:	Earl A. Lariscy
Title:	Sole Initial Trustee

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